United States
Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant To Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934

For the month of
December 2003

Valley of the Rio Doce Company

(Translation of Registrant’s name into English)

Avenida Graca Aranha, No. 26
20005-900 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

(Check One) Yes ☐ No ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82- .)

This current report on Form 6-K is hereby incorporated by reference into the Registration Statement on Form F-4 of Vale Overseas Limited, File No. 333-109610; the Registration Statement on Form F-4 of Companhia Vale do Rio Doce, File No. 333-109610-01; the Registration Statement on Form F-3 of Vale Overseas Limited, File No. 333-110867-01; and the Registration Statement on Form F-3 of Companhia Vale do Rio Doce, File No. 333-110867.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
SIGNATURES

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Results of operations for the nine-month periods ended September 30, 2003 and 2002

Overview

     Driven by higher net revenues, higher operating income, positive exchange rate effects and the improved performance of our affiliates and joint ventures, our net income of US$ 1,278 million in the first nine months of 2003 was more than ten times higher than the US$ 111 million we recorded in the same period in 2002. Highlights from the first nine months of 2003 include:

•	a 21.1% increase in net operating revenues compared to the same period in 2002, primarily reflecting exceptionally high demand for iron ore and pellets and higher aluminum-related revenues due to our consolidation of Alunorte beginning in June 2002;

•	foreign exchange and monetary gains of US$ 250 million in the first nine months of 2003, compared to foreign exchange and monetary losses of US$ 837 million in the same period in 2002; and

•	a turnaround in the performance of our joint ventures and affiliates, which contributed US$ 218 million to net income in the first nine months of 2003, after reducing our net income by US$ 208 million in the same period in 2002.

Acquisitions

     We completed two significant acquisitions during the third quarter of 2003.

•	On September 2, 2003, we completed our acquisition of Mitsui’s interest in Caemi, and now own 100% of Caemi’s common shares and 40% of its preferred shares, totaling 60.2% of Caemi’s share capital. We began consolidating Caemi effective September 1, 2003. Caemi and its subsidiaries contributed US$ 59 million to our gross revenues from iron ore for the first nine months of 2003. Our acquistion of Caemi also gives us a controlling interest in Cadam, a kaolin producer. Cadam contributed US$ 10 million to our gross revenues from kaolin for the first nine months of 2003.

•	On September 12, 2003, we completed our acquisition of Ferrovia Centro-Atlantica (FCA). We began consolidating FCA on September 1, 2003. FCA contributed US$ 17 million to our gross revenues from logistics during the first nine months of 2003.

Exchange rate effects

     Exchange rate effects had a significant positive effect on our net income in the first nine months of 2003. The average rate of exchange was R$ 2.68 to US$ 1.00 during the first nine months of 2002 and R$ 3.13 to US$ 1.00 during the same period in 2003, representing a 14.4% depreciation of the real relative to the U.S. dollar. This decline in the average value of the real relative to the U.S. dollar had a positive effect on our revenues, most of which are denominated in U.S. dollars, and helped reduce our costs, most of which are denominated in reais.

     At the same time, although the average value of the real relative to the U.S. dollar was lower in the first nine months of 2003 than in same period in 2002, the real appreciated by 20.9% relative to the U.S. dollar in the first nine months of 2003, from R$ 3.533 to US$ 1.00 at December 31, 2002 to R$ 2.923 to US$ 1.00 at September 30, 2003. As a result of this appreciation relative to the U.S. dollar, we recorded substantial foreign exchange and monetary gains on our U.S. dollar-denominated debt in the first nine months of 2003. In contrast, in the same period in 2002, the real depreciated against the dollar, causing us to record substantial foreign exchange and monetary losses.

Revenues

     Our net operating revenues increased 21.1% from US$ 3,064 million in the first nine months of 2002 to US$ 3,712 million in the same period in 2003. The following table summarizes our gross revenues by product and our net operating revenues for the periods indicated:

	Nine months ended
	September 30,

	2003		2002

	(millions of US$)
Iron ore and pellets
Iron ore	US$	1,841	US$	1,606
Pellets		584		477

Subtotal		2.425		2.083
Gold		21		90
Manganese and ferroalloys		245		216
Potash		70		67
Kaolin		55		33
Revenues from logistic services		412		360
Aluminum-related products		598		312
Other products and services		29		20

Gross revenues		3,855		3,181
Value added tax		(143)		(117)

Net operating revenues	US$	3,712	US$	3,064

Iron ore and pellets

     Driven primarily by strong demand from China, together with a modest expansion in other markets, the global seaborne iron ore market is currently experiencing the highest demand pressure it has faced in the past two decades. Reflecting these global market conditions, in the first nine months of 2003, customer demand for iron ore and pellets exceeded CVRD’s production capacity, continuing the trend experienced in the second half of 2002. Our gross revenues for the first nine months of 2003 were also positively affected by price increases. We reached initial agreements with major steelmakers in May and June 2003 under which our reference prices for iron ore and pellets increased by an average of 9% and 9.8% respectively. Reflecting these positive volume and pricing trends, our gross revenues from iron ore and pellets increased 16.4%, from US$ 2,083 million in the first nine months of 2002 to US$ 2,425 million in the same period in 2003.

     Iron Ore. Gross revenues from iron ore increased by 14.6% from US$ 1,606 million in the first nine months of 2002 to US$ 1,841 million in same period in 2003, driven primarily by a 6.9% increase in shipments of iron ore from 106.5 million tons in the first nine months of 2002 to 113.8 million tons in the same period in 2003. The volume growth was driven primarily by continued growth in shipments to China, which increased by 24.7% compared to the first nine months of 2002. Shipments for the first nine months of 2003 also include one month’s worth of shipments by Caemi, which we began consolidating on September 1, 2003. Actual average selling prices for iron ore were 6.7% higher in the first nine months of 2003 than in the same period in 2002, primarily reflecting the price increases agreed with major steelmakers in May 2003.

     Pellets. Gross revenues from pellets increased by 22.4% from US$ 477 million in the first nine months of 2002 to US$ 584 million in the same period in 2003. The increase was primarily driven by a 22.6% increase in volume shipped, from 13.7 million tons in the first nine months of 2002 to 16.8 million tons in the same period in 2003. The increase in volume resulted primarily from a 204.0% increase in shipments to Argentina, a 72.4% increase in shipments to Brazil and a 83.9% increase in shipments to China. The average selling price for pellets increased by 4.3% in the first nine months of 2003 compared to the same period in 2002, reflecting the impact of the price increases agreed with major steelmakers in June 2003.

Gold

     Gross revenues from sales of gold decreased 76.7%, from US$ 90 million in the first nine months of 2002 to US$ 21 million in the same period in 2003, reflecting the closure of our Igarapé Bahia gold mine in 2002 and lower yields from our Fazenda Brasileiro mine prior to its sale in August 2003. These developments led to a 79.5% decrease in volume sold. The volume declines were partially offset by a 16.5% increase in average selling prices in the first nine months of 2003 reflecting higher world gold prices due primarily to the devaluation of the U.S. dollar relative to other currencies and the war in Iraq.

     In June 2003, we signed an agreement with Yamana Resources Inc., to sell Fazenda Brasileiro for US$ 21 million. The sale was completed in August 15, 2003. Since completion of the sale, our gold operations have been interrupted, and we do not expect them to resume until the start-up of the copper projects that we are currently developing in Carajás, which we expect to produce gold as a by-product of the copper mining process.

Manganese and ferroalloys

     Gross revenues from sales of manganese and ferroalloys increased by 13.4% from US$ 216 million in the first nine months of 2002 to US$ 245 million in the same period in 2003. This increase resulted from:

•	A 31.0% increase in sales of manganese, from US$ 29 million in the first nine months of 2002 to US$ 38 million in the same period in 2003. The sales increase was driven primarily by higher sales volume, which rose by 25.1% mainly reflecting higher shipments of manganese sinter feed from our Carajas mines to China. Revenues were also positively affected by higher average selling prices, which increased by 2.7% compared to the same period in 2002.

•	A 10.7% increase in gross revenues from ferroalloys from US$ 187 million in the first nine months of 2002 to US$ 207 million in the same period in 2003. The increase was driven by strong demand for our principal ferroalloy products, which experienced a 6.0% increase in average selling prices and a 5.7% increase in volume.

Potash

     Gross revenues from sales of potash increased by 4.5% from US$ 67 million in the first nine months of 2002 to US$ 70 million in the same period in 2003. The increase was driven by a 9.4% increase in average selling prices, reflecting strong demand. The higher average selling prices were partially offset by lower sales volume, which decreased 4.4% in the first nine months of 2003. Shipments were higher in the first nine months of 2002 because we sold inventories on hand in addition to volumes produced in that period. Demand for potash in the first nine months of 2003 exceeded production capacity, and we expect this trend to continue for the remainder of 2003.

Kaolin

     Gross revenues from sales of kaolin increased by 66.7% from US$ 33 million in the first nine months of 2002 to US$ 55 million in the same period in 2003. The increase in gross revenues resulted primarily from a 59.2% increase in total volume shipped, which was driven both by increased marketing efforts and the consolidation of Cadam, the kaolin subsidiary of Caemi, beginning September 1, 2003.

Logistic services

     Gross revenues from logistic services increased by 14.4% to US$ 412 million in the first nine months of 2003 from US$ 360 million in the same period in 2002. A large part of the performance in logistics services in first nine months of 2003 can be explained by our exploitation of opportunities provided by agricultural production, especially grains, and by increased shipments due to higher Brazilian steel production in the first nine months of 2003. Our gross revenues were also positively affected by the consolidation of FCA beginning September 1, 2003. In particular, the increase in gross revenues from logistic services reflects:

•	A 10.4% increase in gross revenues from port operations from US$ 96 million in the first nine months of 2002 to US$ 106 million in the corresponding period in 2003. The increase in port operations gross revenues was driven by a 10.8% increase in services rendered, reflecting increased shipments of grains destined for the export market. The volume growth was partially offset by an 5.0% decrease in average selling prices, primarily reflecting the impact of the devaluation of the real on port operations prices, most of which are quoted in reais.

•	A 11.1% increase in gross revenues from shipping, from US$ 54 million in the first nine months of 2002 to US$ 60 million in the same period in 2003. This increase in gross revenues was driven by:

•	A 57.1% increase in gross revenue from bulk transportation, from US$ 21 million in the first nine months of 2002 to US$ 33 million in the same period in 2003, driven primarily by a substantial increase in volume transported in the first nine months of 2003. This increase primarily reflects activities beginning in the second half of 2002, when we decided to continue providing dry bulk transportation services using chartered services. Average selling prices increased by 63.3% in the first nine months of 2003 compared to the same period in 2002 due to a combination of high world market demand for iron ore transportation (mainly to China) and a limited number of available ships. The higher prices also reflect a change in the mix of other products transported.

•	A 18.2% decrease in gross revenue from cargo transportation, from US$ 33 million in the first nine months of 2002 to US$ 27 million in the same period in 2003, reflecting a 14.0% decrease in volume transported, and a 3.1% decrease in average selling prices. The decrease in volume resulted primarily from the removal of one ship from service during the first half of 2003 for maintenance and the end of a charter contract with one of our customers in the first nine months of 2003. The decrease in average selling prices primarily reflects the impact of the devaluation of the real on our prices, most of which are denominated in reais.

•	Gross revenues from railroad transportation increased 17.1% from US$ 210 million in the first nine months of 2002 to US$ 246 million in the same period in 2003. The increase in gross revenues from railroad transportation primarily reflects a 11.6% increase in average selling prices due to fare increases at the end of 2002 and in the first nine months of 2003, and a 0.3% increase in volume transported. Gross revenues from railroad transportation also include US$ 17 million of revenues generated in the month of September by FCA, which we began consolidating on September 1, 2003.

Aluminum-related products

     Gross revenues from aluminum products increased 91.7% from US$ 312 million in the first nine months of 2002 to US$ 598 million in same period in 2003. This increase resulted from:

•	A US$ 260 million increase in gross revenues from sales of alumina from US$ 86 million in the first nine months of 2002 to US$ 346 million in the same period in 2003. The increased revenues from alumina reflect the consolidation of Alunorte beginning in June 2002, when we acquired control of this previously affiliated company. Gross revenues in the first nine months of 2003 were also positively affected by the completion of a recent capacity expansion at Alunorte, which went on-line in March 2003. Average selling prices for alumina were 5.6% higher in the first nine months of 2003 than in the same period in 2002, reflecting the increase in demand for alumina in the world market.

•	A 10.6% increase in gross revenues from sales of aluminum, from US$ 207 million in the first nine months of 2002 to US$ 229 million in the same period in 2003. The increase in gross revenues from aluminum resulted from increased worldwide demand for aluminum, which led to a 6.2% increase in volume sold, and a 0.2% increase in average selling prices.

•	A 21.1% increase in gross revenues from sales of bauxite, from US$ 19 million in the first nine months of 2002 to US$ 23 million in the same period in 2003. The increase in gross revenues from bauxite resulted from a 2.8% increase in volume sold, and a 18.9% increase in average selling prices that reflected both a general rise in worldwide bauxite prices and the end of an arrangement under which we charged one of our customers prices at 2001 levels during the first half of 2002.

Other products and services

     Gross revenues from other products and services increased 45.0% from US$ 20 million in the first nine months of 2002 to US$ 29 million in the same period in 2003, primarily reflecting the sale by Rio Doce Manganese

Europe of excess energy to third parties in the Norwegian market during the conversion of its plant, which more than offset the decline in revenues due to our exit from the pulp and paper business, which was completed in 2002.

Operating costs and expenses

     The following table summarizes our operating costs and expenses for the periods indicated.

	Nine months ended
	September 30,

	2003		2002

	(millions of US$)
Cost of ores and metals sold	US$	1,396	US$	1,187
Cost of logistic services		232		196
Cost of aluminum-related products		484		273
Others		11		18

Cost of goods sold		2,123		1,674
Selling, general and administrative expenses		168		173
Research and development, employee profit sharing plan and other cost and expense		169		129

Total operating costs and expenses	US$	2,460	US$	1,976

Cost of goods sold

     Total cost of goods sold increased 26.8% from US$ 1,674 million in the first nine months of 2002 to US$ 2,123 million in the same period in 2003. CVRD’s costs, as expressed in U.S. dollars, were positively affected by the depreciation of the real against the U.S. dollar because the majority of CVRD’s costs and expenses are denominated in reais. The average rate of exchange was R$ 2.68 to US$ 1.00 during the first nine months of 2002 and R$ 3.13 to US$ 1.00 during the same period in 2003, representing a depreciation of 14.4%.

     Cost of ores and metals sold increased by 17.6% to US$ 1,396 million in the first nine months of 2003 from US$ 1,187 million in the same period in 2002, primarily due to increased production volumes required by the 16.4% increase in sales of iron ore and pellets. A portion of the increase in the cost of ores and metals sold also reflects the higher costs associated with purchases of iron ore from third parties to meet excess demand. The cost of ores and metals during the first nine months of 2003 also includes US$ 39 million in costs generated by Caemi after its consolidation beginning on September 1, 2003.

     Cost of logistic services increased by 18.4% from US$ 196 million in the first nine months of 2002 to US$ 232 million in the same period in 2003, whereas the corresponding revenue increased by 14.4%. The increase in costs at a rate greater than the increase in revenues primarily reflects an increase in the number of ships chartered by Docenave. Cost of logistic services for the first nine months of 2003 also includes US$ 16 million in costs generated by FCA after its consolidation beginning on September 1, 2003.

     Cost of aluminum-related products increased by 77.3% from US$ 273 million in the first nine months of 2002 to US$ 484 million in the same period in 2003. The increase is primarily due to the consolidation of Alunorte beginning in June 2002, which increased our consolidated costs by US$ 173 million during the first nine months of 2003 compared with the same period in 2002.

     Cost of other products and services declined 38.9% from US$ 18 million in the first nine months of 2002 to US$ 11 million in the same period in 2003, primarily due to lower volumes of pulp purchases following our exit from the pulp and paper business.

Selling, general and administrative expenses

     Selling, general and administrative expenses decreased 2.9% from US$ 173 million in the first nine months of 2002 to US$ 168 million in the same period in 2003. Despite higher real-denominated expenses in the first nine months of 2003 related to increased volumes, our costs as expressed in U.S. dollars declined due to the depreciation of the real against the U.S. dollar.

Non-operating income (expenses)

     The following table details our non-operating income (expenses) for the periods indicated.

	Nine months ended
	September 30,

	2003		2002

	(millions of US$)
Financial income	US$	84	US$	87
Financial expenses		(229)		(327)
Foreign exchange and monetary gains (losses, net)		250		(837)

Non-operating income (expenses)	US$	105	US$	(1,077)

     Net non-operating income in the first nine months of 2003 amounted to US$ 105 million compared to net non-operating expenses of US$ 1,077 million in the same period in 2002. This change primarily reflects:

•	The positive effect of exchange rate movements on our net U.S.-dollar denominated liabilities (mainly short and long-term debt less cash and cash equivalents). Our net foreign exchange and monetary result generated a gain of US$ 250 million in the first nine months of 2003 compared to a loss of US$ 837 million in the same period in 2002.

•	A decrease in financial income from US$ 87 million in the first nine months of 2002 to US$ 84 million in the same period in 2003 due to reductions in global interest rates.

•	A decrease in financial expenses from US$ 327 million in the first nine months of 2002 to US$ 229 million in the same period in 2003, primarily as a result of a decline in global interest rates compared to the first nine months of 2002.

Income Taxes

     In the first nine months of 2003 we recorded a tax expense of US$ 231 million, compared to a tax benefit of US$ 258 million in the same period in 2002. Our tax expense at statutory rates would have been US$ 461 million in the first nine months of 2003 and US$ 4 million in the same period in 2002. The difference is principally due to the tax benefit of tax-deductible dividends that we pay in the form of interest on shareholders’ equity, which amounted to US$ 229 million in the first nine months of 2003, as compared to US$ 90 million in the same period in 2002. Income tax expense in the first nine months of 2003 was also affected by the recording of a US$ 33 million expense in respect of exempt foreign income in the first nine months of 2003, compared to a tax benefit of US$ 174 million in the same period in 2002. This resulted from changes in Brazilian tax legislation regarding the treatment of foreign income.

Affiliates and Joint Ventures

     Our equity in the results of affiliates and joint ventures and provisions for losses on equity investments resulted in a gain of US$ 218 million in the first nine months of 2003 compared to a loss of US$ 208 million in the same period in 2002. The following table summarizes the composition of our equity in results of affiliates and joint ventures and provisions for losses on equity investments for the periods indicated.

	Nine months ended
	September 30,

	2003		2002

	(millions of US$)
Iron Ore and Pellets
Equity in results of affiliates and joint ventures	US$	95	US$	(78)
Provision for losses on equity investments		10		(17)

Subtotal		105		(95)

Logistics
Equity in results of affiliates and joint ventures		3		(20)
Provision for losses on equity investments		(88)		(61)

Subtotal		(85)		(81)

Aluminum and Bauxite
Equity in results of affiliates and joint ventures		121		16
Provision for losses on equity investments		1		(59)

Subtotal		122		(43)

Steel
Equity in results of affiliates and joint ventures		61		8
Provision for losses on equity investments		—		—
Subtotal		61		8

Others
Equity in results of affiliates and joint ventures		15		3

Subtotal		15		3

Total
Equity in results of affiliates and joint ventures		295		(71)
Provision for losses on equity investments		(77)		(137)

Total equity in results of affiliates and joint ventures and provisions for losses	US$	218	US$	(208)

     Iron Ore and Pellets. Our equity in the results of iron ore, pellet affiliates and joint ventures and provisions for losses on equity investments amounted to a gain of US$ 105 million in the first nine months of 2003, compared to a loss of US$ 95 million in the same period in 2002. The higher gain in the first nine months of 2003 resulted primarily from improved results at Caemi (which contributed US$ 15 million to our net income in the first nine months of 2003 after reducing our net income by US$ 87 million in the same period in 2002) prior to its consolidation in September 2003, Samarco (which contributed US$ 59 million to our net income in the first nine months of 2003 after reducing our net income by US$ 3 million in the same period in 2002) and Kobrasco (which contributed US$ 10 million to our net income in the first nine months of 2003 after reducing our net income by US$ 19 million in the same period in 2002). The improvements at each of these affiliates were due to strong demand in the market for iron ore and pellets and an increase in market share.

     Logistics. In the first nine months of 2003, our equity in the results of logistics affiliates and joint ventures and provisions for losses on equity investments amounted to a net loss of US$ 85 million, compared with a net loss of US$ 81 million in the same period in 2002. The higher net loss in the first nine months of 2003 was driven primarily by the recording of a provision for losses related to FCA (prior to its consolidation in September 2003) of US$ 92 million in the first nine months of 2003, compared to a provision for losses related to FCA of US$ 32 million in the same period in 2002. We recorded higher provisions for losses related to FCA in the first nine months of 2003 due to a sharp rise in costs related to FCA’s principal concession contract. The higher provisions for losses related to FCA were offset by an improvement at MRS Logistica, where we reversed a provision for losses of US$ 6 million in the first nine months of 2003, after recording negative equity of US$ 20 million and a provision for losses of US$ 14 million in the same period in 2002.

     Aluminum-related. Our equity in the results of our aluminum-related affiliates and joint ventures and provisions for losses on equity investments on equity investments improved from a net loss of US$ 43 million in the first nine months of 2002 to a net gain of US$ 122 million in same period in 2003, due primarily to improved results of Albrás, which contributed US$ 94 million (in the form of US$ 93 million of equity in its results and a US$ 1 million release of a provision for losses) to our net income in the first nine months of 2003, compared with a provision for losses of US$ 59 million in the same period in 2002. The loss in the first nine months of 2002 included a net loss of US$ 23 million related to Alunorte prior to its consolidation beginning on June 30, 2002.

     In the first nine months of 2003, our affiliates in the aluminum sector recorded exchange gains due to the effects of the appreciation of the real at September 30, 2003 compared to December 31, 2002 on their foreign currency denominated debt. In addition to exchange rate effects, the operating results of Albrás, Valesul and MRN in the first nine months of 2003 were influenced by the following factors:

•	Albras. In the first nine months of 2003, Albras generated net income of US$ 183 million on net sales of US$ 431 million, compared to a net loss of US$ 143 million in the same period in 2002 on net sales of US$ 393 million. Our portion of net income of Albrás was US$ 94 million in the first nine months of 2003 compared with a provision for losses of US$ 59 million in the same period in 2002. The 9.7% increase in net sales at Albras resulted primarily from a 6.0% increase in sales volume due to increased worldwide demand for Aluminum and process improvements that helped expand production capacity. This increase in sales volume was reinforced by a 2.3% increase in the average sales price of aluminum from US$ 1,313.92 per ton in the first nine months of 2002 to US$ 1,343.84 per ton in the same period in 2003. The impact of the appreciation of the real on Albras’ foreign currency denominated debt was the main driver for the increase in earnings during the period.

•	Valesul. In the first nine months of 2003, Valesul generated net income of US$ 14 million on net sales of US$ 110 million, compared to net income of US$ 16 million in the same period in 2002 on net sales of US$ 100 million. CVRD’s portion of the net income of Valesul was US$ 7 million in the first nine months of 2003 compared to US$ 8 million in the same period in 2002.

•	MRN. In the first nine months of 2003, MRN generated net income of US$ 53 million on net sales of US$ 177 million, compared to net income of US$ 77 million in the same period in 2002 on net sales of US$ 118 million. Our portion of the net income of MRN was US$ 21 million in the first nine months of 2003 and US$ 31 million in the same period in 2002. The decline in profitability at MRN primarily reflects an increase in financial expenses in the first nine months of 2003 compared to the same period in 2002 due to the financing of the capacity expansion that was completed in March 2003. This factor more than offset the positive impact of an increase in MRN’s revenues in the first nine months of 2003 compared to the same period in 2002 due to a 40.5% increase in sales volume and a 2.0% increase in average selling prices for bauxite and the gain on sales of shares of Alunorte in the second quarter of 2002.

     Steel. In the first nine months of 2003, CVRD recorded a net gain of US$ 61 million in respect of its equity in the results of steel affiliates and joint ventures and provisions for losses on equity investments, after recording a net loss of US$ 8 million in the same period in 2002. The increase reflects improved performance at each of Usiminas, and CST, which more than offset lower returns in respect of our investment in CSI. The improved performance at CST primarily reflects increase in average selling prices and the positive impact of exchange rate variations on CST’s U.S. dollar-denominated debt, partially offset by decrease sales volume. The improved performance at Usiminas primarily reflects increased sales volumes and the positive impact of exchange rate variations on Usiminas’ U.S. dollar-denominated debt. Our equity in the results of CSI declined from US$ 12 million in the first nine months of 2002 to US$ 1 million in the same period in 2003, reflecting lower volumes sold by CSI in the first nine months of 2003.

     Other Affiliates. Our equity in the results of our other affiliates and joint ventures and related provisions for losses on equity investments improved from a net gain of US$ 3 million in the first nine months of 2002 to a net gain of US$ 15 million in the same period in 2003. This improvement reflects improved results at Fosfertil due primarily to the impact of the appreciation of the real on Fosfertil’s foreign currency denominated debt. In October 2003, we sold our interest in Fosfertil to Bunge Fertilizantes S.A. for R$ 240 million (US$ 84 million).

Liquidity and Capital Resources

Overview

     Our principal uses of funds are for capital expenditures, dividend payments and repayment of debt. We have historically met these requirements by using cash generated from operating activities and through short-term and long-term debt. We believe these sources of funds, together with our cash and cash equivalents on hand, will continue to be adequate to meet our currently anticipated capital requirements.

     In addition, from time to time, we review acquisition and investment opportunities and will, if a suitable opportunity arises, make selected acquisitions and investments to implement our business strategy. We generally make investments either directly or through subsidiaries, joint ventures or affiliated companies, and fund these investments through internally generated funds, the issuance of debt or a combination of these methods.

     In the last quarter of 2003, we expect our major cash needs to amount to approximately US$ 1.1 billion, which includes payment of dividends, repayment of debt and capital expenditures. We currently expect to meet our cash needs for the remainder of 2003 primarily through a combination of operating cash flow and cash and cash equivalents on hand.

     We expect our major cash needs in the last quarter of 2003 and during 2004 to include repayment or refinancing of US$ 1,360 in long-term debt that matures by the end of 2004, as well as capital expenditures and dividend payments for 2004 in amounts that have not yet been determined. We expect to meet these cash needs through a combination of operating cash flow, cash and cash equivalents on hand, and new debt.

Sources of Funds

     Our principal sources of liquidity are cash and cash equivalents on hand and cash flow from operating activities. At September 30, 2003, we had cash and cash equivalents of US$ 1,340 million. Our operating activities generated positive cash flows of US$ 1,243 million in the first nine months of 2003. In addition to the above sources of liquidity, we believe we are well-positioned to raise additional capital in the debt markets to the extent needed. On December 2, 2003, we filed a shelf registration statement with the U.S. Securities and Exchange Commission that upon effectiveness will permit us to offer up to US$ 2 billion in one or more offerings of debt securities either directly or through a wholly-owned finance subsidiary. In addition, we are among the most highly rated Brazilian corporate borrowers, which we believe enhances our ability to access the debt markets.

Uses of Funds

Capital Expenditures

     In the first nine months of 2003, we used US$ 1,421 million in investing activities, of which US$ 949 million constituted capital expenditures. We expect to incur a total of approximately US$ 1.5 billion in capital expenditures for the year 2003, which is lower than the US$ 1.7 billion we announced at the beginning of 2003. This difference is mainly due to capacity constraints in the railroad equipment industry, which will not be able to deliver all of the locomotives and wagons we planned to order for 2003.

Dividends

     We paid dividends of US$ 215 million on April 30, 2003 and paid aggregate dividends of US$ 460 million on October 31, 2003. No further dividend payments are expected for the remainder of 2003.

     In accordance with our dividend policy, our board of directors will determine by January 31, 2004 a minimum dividend per share, expressed in US Dollars, to be distributed in 2004 to its shareholders. This amount will be paid in reais, equivalent to the value stipulated in US Dollars, in two installments, to be paid in the months of April and October, in the form of dividends and/or interest on shareholders equity. The minimum dividend amount for 2004 has not yet been determined.

Debt

     At September 30, 2003, we had aggregate outstanding debt of US$ 4,304 million, consisting of short-term debt (including US$ 1,147 million in current portion of long-term debt) of US$ 1,377 million, and long-term debt (excluding current portion) of US$ 2,927 million. At September 30, 2003, approximately US$ 487 million of our debt was secured by liens on some of our assets.

     Of the total amount of long-term debt outstanding at September 30, 2003:

•	US$ 250 million relates to the 4.43% Notes due 2013 issued on July 24, 2003, under CVRD Finance Ltd’s securitization program;

•	US$ 300 million related to the 9% Guaranteed Notes due 2013 issued on August 8, 2003 by Vale Overseas Limited and guaranteed by CVRD; and

•	US$ 199 million and US$ 132 million relate to debt obligations of Caemi and FCA, respectively, each of which we began consolidating on September 1, 2003.

     The following table summarizes the maturity profile of our long-term debt obligations at September 30, 2003.

Payments Due by Period

	Total	Less than 1 year	Q4 2004 to 2006	2007 to 2009	Thereafter

(millions of US$)
Long-term debt obligations	US$4,074	US$1,147	US$1,222	US$902	US$803

     We are parties to a US$ 100 million Export Prepayment Agreement that has a final maturity of July 2006 under which the lender has the right to demand payment of the entire amount outstanding in July 2004, subject to certain notice provisions.

Off-balance sheet arrangements

     At September 30, 2003, our off-balance sheet arrangements consisted solely of guarantees. At September 30, 2003, we had extended guarantees for borrowings obtained by affiliates and joint ventures in the amount of US$ 326 million, of which US$ 278 million is denominated in United States dollars and the remaining US$ 48 million is denominated in local currency. We expect no losses to arise as a result of these guarantees. We have made no charges for extending these guarantees, except in the case of Albras and Samarco. See Note 9 to our unaudited interim consolidated financial statements for more information concerning these guarantees.

Recent Accounting Pronouncements

     In June 2002, the FASB issued its Statement of Financial Accounting Standards No. 146 — “Accounting for Costs Associated with Exit or Disposal Activities,” The standard requires companies to recognize costs associated with exit or disposal activities when they are incurred rather than at the date of a commitment to an exit or disposal plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. We adopted SFAS 146 as from January 1, 2003. We have not committed to disposal of or disposed of any significant activities since adoption.

     In November 2002, the FASB issued Interpretation No. 45 — “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others,” which we refer to as FIN 45. FIN 45 elaborates on the existing disclosure requirements for most guarantees, including loan guarantees such as standby letters of credit. It also clarifies that at the time a company issues a guarantee, the company must recognize an initial liability for the fair value, or market value, of the obligations it assumes under that guarantee and must disclose that information in its interim and annual financial information. The initial recognition and initial measurement provisions apply on a prospective basis to guarantees issued or modified after December 31, 2002, regardless of the guarantor’s fiscal year-end. The disclosure required by FIN 45, applicable as from December 31, 2002, is set forth in Note 9 to our unaudited interim financial statements for the first nine months of 2003. We have not issued any material guarantees since December 31, 2002.

     In January 2003, the FASB issued Interpretation No. 46 — “Consolidation of Variable Interest Entities,” which we refer to as FIN 46. FIN 46 provides guidance on when certain entities should be consolidated or the interests in those entities should be disclosed by enterprises that do not control them through majority voting interest. FIN 46 applies immediately to variable interest entities created after January 31, 2003. We do not have any entities or transactions which are subject to the requirements of FIN 46 and do not expect FIN 46 to have a material impact on our financial statements.

     In April 2003, the FASB issued its Statement of Financial Accounting Standards No. 149, which we refer to as SFAS 149. SFAS 149 amends SFAS 133 on Derivative Instruments and Hedging Activities. In particular, SFAS 149 amends and clarifies financial accounting and reporting for derivative instruments, including certain derivative instruments embedded in other contracts (collectively referred to as derivatives) and for hedging activities under SFAS 133. This statement is effective for contracts entered into or modified after June 30, 2003, except as stated in the following sentence and for hedging relationships designated after June 30, 2003. The provisions of SFAS 149 that relate to SFAS 133 implementation issues that were effective for fiscal quarters that began prior to June 15, 2003 will continue to be applied in accordance with their respective effective dates. We are evaluating the impact of this standard on our financial statements.

     In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150 — “Accounting For Certain Financial Instruments with Characteristics of both Liabilities and Equity,” which we refer to as SFAS 150. SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). The FASB decided to make this statement effective shortly after issuance for contracts created or modified after it is issued and for existing contracts at the beginning of the first interim period beginning after June 15, 2003. We have not created or modified any such contracts since June 15, 2003.

Other Matters

     As noted under “Operating Review and Financial Prospects — Critical Accounting Policies — Contingencies” in our Form 20-F, in light of the uncertain nature of Brazilian tax legislation, the assessment of potential tax liabilities requires significant management judgment. Under applicable Brazilian tax legislation, we estimate our total contingent tax liabilities at September 30, 2003 at approximately US$ 434 million. We have recorded provisions for US$ 239 million of this amount. Based on our analysis of applicable Brazilian tax legislation, we believe we have valid grounds to avoid the payment of the remaining US$ 195 million of such contingent tax liabilities and that the possibility of any loss arising from such liabilities is remote.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)

Date: December 5, 2003	By:	/s/ Fabio de Oliveira Barbosa

Fabio de Oliveira Barbosa Chief Financial Officer